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UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
 SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
 OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF
 THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-25170

AURORA OIL & GAS CORPORATION
(Exact name of registrant as specified in its charter)

4110 Copper Ridge Drive, Suite 100
 Traverse City, MI 49684
 (231) 941-0073
 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.01 par value
 (Title of each class of securities covered by this Form)

None
 (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision (s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒

Rule 12g-4(a)(2)	☐

Rule 12h-3(b)(1)(i)	☐

Rule 12h-3(b)(1)(ii)	☐

Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: zero

Pursuant to the requirements of the Securities Exchange Act of 1934, Aurora Oil & Gas Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

AURORA OIL & GAS CORPORATION

Date: December 23, 2009	By:	/s/ Mark D. Wilson
	Name:	Mark D. Wilson
	Title:	President & Chief Executive Officer